UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Brookdale Senior Living Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

427825500

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Brookfield Public Securities Group LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No.

1.	Names of Reporting Persons Brookfield Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No.

1.	Names of Reporting Persons Partners Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) HC

Item 1.
	(a)	Name of Issuer Brookdale Senior Living Inc.
	(b)	Address of Issuer’s Principal Executive Offices 111 Westwood Place Suite 400 Brentwood, TN 37027

Item 2.
(a)

Name of Person Filing
Brookfield Asset Management Inc. (“BAM”)

Partners Limited

Brookfield Public Securities Group LLC (“PSG”)

(the “Reporting Persons”).

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

(b)

Address of Principal Business Office or, if none, Residence
Brookfield Asset Management Inc.

181 Bay Street, Suite 330

Toronto, Ontario, Canada, M5J 2T3

Partners Limited

181 Bay Street, Suite 330

Toronto, Ontario, Canada, M5J 2T3

Brookfield Public Securities Group LLC

Brookfield Place

250 Vesey St., 15th Floor

New York, NY 10281-1023

	(c)	Citizenship See Item 4 of the cover pages.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 427825500

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Brookfield Public Securities Group LLC is a registered investment adviser and Brookfield Asset Management Inc. and Partners Limited are parent holding companies or control persons.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
(b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the response(s) to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of See the response(s) to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of See the response(s) to Item 8 on the attached cover page(s).

Brookfield Asset Management, Inc. (“BAM”) is the indirect owner of Brookfield Public Securities Group LLC (“PSG”), which is the investment adviser to various funds or accounts that are the record owners of the shares of Common Stock reported on BIM’s cover page and, as a result, BAM may be deemed to beneficially own such shares.

Partners Limited is the sole owner of BAM’s Class B Limited Voting Shares and therefore may be deemed to share beneficial ownership of the shares of Common Stock reported herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See exhibit 99.X

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

Brookfield Public Securities Group LLC

By:	/s/ Brian T. Hourihan
Name:	Brian T. Hourihan
Title:	Chief Compliance Officer and Regulatory Counsel

Brookfield Asset Management Inc.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President, Legal Affairs & Corporate Secretary

Partners Limited

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	President

EXHIBIT A

We, the signatories of the Statement on Schedule 13G to which this Joint Filing Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  February 14, 2019

BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Brian T. Hourihan
Name: Brian T. Hourihan
Title: Chief Compliance Officer and Regulatory Counsel

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President